Exhibit 21.1

Subsidiaries

Name	State of Incorporation or Formation

Kohl’s Department Stores, Inc.	Delaware

Kohl’s Illinois, Inc.*	Nevada

Kohl’s Pennsylvania, Inc.*	Pennsylvania

Kohl’s Indiana, Inc.*	Delaware

Kohl’s Indiana, L.P.	Delaware

Kohl’s Michigan, L.P.	Delaware

Kohl’s Value Services, Inc.*	Virginia

Kohl’s Cares, LLC*	Wisconsin

KWAL, LLC	Wisconsin

*	These subsidiaries are wholly owned subsidiaries of Kohl’s Department Stores, Inc